PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

NINE MONTH PERIOD ENDED OCTOBER 31, 2011

Contents	Page #
Notice	3
Condensed Interim Statements of Financial Position	4
Condensed Interim Statements of Changes in Equity	5
Condensed Interim Statements of Comprehensive Loss	6
Condensed Interim Statements of Cash Flows	7
Notes to the Condensed Interim Financial Statements	8 to 30

NOTICE

The accompanying unaudited condensed interim financial statements have been prepared by management and approved by the Audit Committee and Board of Directors.  The Company’s independent auditors have not performed a review of these financial statements.

PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

	October 31, 2011	January 31, 2011 (Note 16)	February 1, 2010 (Note 16)

ASSETS

Current assets
Cash and cash equivalents	$ 1,051,857	$ 1,799,650	$ 3,342,974
Receivables	46,156	71,228	84,147
Prepaid expenses and deposits	53,238	40,490	32,455

	1,151,251	1,911,368	3,459,576

Mineral property interests (Note 5)	4,832,500	4,832,500	4,832,500
Exploration and evaluation assets (Note 6)	23,589,176	22,664,614	20,788,465
Equipment, vehicles and furniture (Note 7)	46,846	63,708	89,415
Reclamation deposits	123,600	123,600	123,600

Total assets	$ 29,743,373	$ 29,595,790	$ 29,293,556

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 246,811	$ 355,451	$ 606,163
Amounts owing to related parties (Note 10)	21,138	27,329	22,873

	267,949	382,780	629,036

Shareholders' equity
Share Capital (Note 8)	48,727,168	47,367,605	45,489,248
Contributed surplus (Note 8)	8,003,523	6,104,170	5,314,122
Deficit	(27,255,267)	(24,258,765)	(22,138,850)

	29,475,424	29,213,010	28,664,520

Total liabilities and shareholders’ equity	$ 29,743,373	$ 29,595,790	$ 29,293,556

Approved by the Board of Directors and authorized for issue on December 15, 2011:

“William Deeks”	“Greg Anderson”
William Deeks, Chairman	Gregory R. Anderson, CEO

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM STATEMENT OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

	Three month period ended October 31,		Nine month period ended October 31,
	2011	2010 (Note 16)	2011	2010 (Note 16)

OPERATING EXPENSES
Consulting fees	$ -	$ -	$ 600	$ -
Consulting fees - Share based payments (Note 8)	138,657	63,168	387,249	182,538
Depreciation	5,002	7,040	15,005	21,121
Directors fees	2,000	2,000	16,500	10,500
Directors fees - Share based payments (Note 8)	415,781	158,610	1,148,558	439,798
Filing and transfer agent fees	4,634	2,742	68,176	63,313
Foreign exchange (gain)loss	(11,048)	978	(2,379)	6,485
Finance income	(2,006)	(4,319)	(7,585)	(10,118)
Investor relations – related party (Note 10)	62,851	64,205	187,300	192,530
Investor relations fees - Share based payments (Note 8)	216,953	79,305	597,685	221,920
Loss on disposal of fixed asset	1,059	-	1,059	-
Office and miscellaneous	13,404	18,000	50,958	56,328
Office rent	23,146	21,436	68,068	64,263
Professional fees (Note 10)	59,962	26,157	171,242	126,371
Professional fees - Share based payments (Note 8)	56,785	12,419	152,409	34,724
Shareholder information and promotion	19,403	27,842	62,395	61,529
Telephone	4,220	4,221	13,339	12,733
Travel	6,210	12,554	34,088	35,808
Wages and benefits	3,383	9,528	23,570	26,979
Wages and benefits - Share based payments (Note 8)	3,764	1,511	8,265	4,128

Loss from operations	(1,024,160)	(507,397)	(2,996,502)	(1,550,950)

Income tax expense	-	-	-	-

Loss and comprehensive loss for the period	(1,024,160)	(507,397)	(2,996,502)	(1,550,950)

Basic and diluted loss per share (Note 9)	$ (0.09)	$ (0.04)	$ (0.25)	$ (0.13)

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

	Number of Shares	Share Capital Amount	Contributed Surplus (Note 16)	Deficit (Note 16)	Total

Balance, February 1, 2010	11,640,289	45,489,248	5,314,122	(22,138,850)	28,664,520
Exercise of stock options	372,500	1,517,500	-	-	1,517,500
Share based payments	-	301,225	581,883	-	883,108
Loss for the period	-	-	-	(1,550,950)	(1,550,950)

Balance, October 31, 2010	12,012,789	47,307,973	5,896,005	(23,689,800)	29,514,178
Exercise of stock options	7,500	46,500	-	-	46,500
Share based payments	-	13,132	208,165	-	221,297
Loss for the period	-	-	-	(568,965)	(568,965)

Balance, January 31, 2011	12,020,289	47,367,605	6,104,170	(24,258,765)	29,213,010
Exercise of stock options	181,000	964,750	-	-	964,750
Share based payments	-	394,813	1,899,353	-	2,294,166
Loss for the period	-	-	-	(2,996,502)	(2,996,502)

Balance, October 31, 2011	12,201,289	$ 48,727,168	$8,003,523	$ (27,255,267)	$ 29,475,424

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM STATEMENT OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

	Three month period ended October 31,		Nine month period ended October 31,
	2011	2010 (Note 16)	2011	2010 (Note 16)

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (1,024,160)	$ (507,397)	$ (2,996,502)	$ (1,550,950)
Items not affecting cash:
Depreciation	5,002	7,040	15,005	21,121
Share based payments	831,940	315,013	2,294,166	883,108

Changes in non-cash working capital items:
(Increase) decrease in receivables	8,286	(12,362)	25,072	36,643
(Increase) decrease in prepaids and deposits	7,449	11,672	(12,748)	(14,451)
Increase (decrease) in accounts payable and accrued liabilities	5,323	(30,222)	(52,937)	(40,080)
Increase (decrease) in amounts owing to related parties	(10,711)	165	(7,018)	1,302

Net cash used in operating activities	(176,871)	(216,091)	(734,962)	(663,307)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Share Capital	57,500	1,277,500	964,750	1,517,500

Net cash provided by financing activities	57,500	1,277,500	964,750	1,517,500

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and Exploration and evaluation costs (net of recovery)	(140,638)	(442,492)	(979,140)	(1,838,415)
Disposal of vehicle	1,559	-	1,559	-

Net cash used in investing activities	(139,079)	(442,492)	(977,581)	(1,838,415)

Change in cash and cash equivalents during the period	(258,450)	618,917	(747,793)	(984,222)

Cash and cash equivalents, beginning of period	1,310,307	1,739,835	1,799,650	3,342,974

Cash and cash equivalents, end of period	$ 1,051,857	$ 2,358,752	$ 1,051,857	$ 2,358,752

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTH PERIOD ENDED OCTOBER 31, 2011 and 2010

1.

CORPORATE INFORMATION

The Company was incorporated on February 18, 1983 under the Company Act of British Columbia as Booker Gold Explorations Limited.  On February 8, 2000, the Company changed its name to Pacific Booker Minerals Inc.  The address of the Company’s corporate office and principal place of business is located at Suite #1702 - 1166 Alberni Street, Vancouver, British Columbia, Canada.

The Company’s principal business activity is the exploration of its mineral property interests, with its principal mineral property interests located in Canada.

2.

BASIS OF PRESENTATION

(a)

Statement of compliance

These condensed interim financial statements are unaudited and represent the second financial statements of the Company prepared in accordance with International Accounting Standard 34 (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”).  The Company adopted International Financial Reporting Standards (“IFRS”) in accordance with IFRS 1, First-Time Adoption of International Financial Reporting Standards.  The first date at which IFRS was applied was February 1, 2010.  In accordance with IFRS, the Company has:

•

provided comparative financial information;

•

applied the same accounting policies throughout all periods presented;

•

retrospectively applied all effective IFRS standards as of October 31, 2011 as required; and,

•

applied certain optional exemptions and certain mandatory exceptions as applicable for first-time IFRS adopters. (Note 16)

The Company’s financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Canadian GAAP differs in some areas from IFRS.  In preparing these financial statements, management has amended certain accounting and measurement methods previously applied in the Canadian GAAP financial statements to comply with IFRS.  Note 16 contains reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity and loss and comprehensive loss along with line by line reconciliations of the statements of financial position as at February 1, 2010, October 31, 2010 and January 31, 2011, and the statements of loss and comprehensive loss for the nine months ended October 31, 2010 and year ended January 31, 2011.

The significant accounting policies applied in these condensed interim financial statements are based on IFRS issued and outstanding on December 15, 2011, the date on which the Board of Directors approved the condensed interim financial statements.  Any subsequent changes to the IFRS that are given effect in the Company’s annual financial statements for the year ended January 31, 2012 could result in restatement of these condensed interim financial statements, including the transition adjustment recognized on transition to IFRS.

(b)

Going concern of operations

The ability of the Company to realize the costs it has incurred to date on its mineral property interests is dependent upon the Company being able to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest.  To date, the Company has not earned any revenue and is considered to be in the advanced exploration stage.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTH PERIOD ENDED OCTOBER 31, 2011 and 2010

2.

BASIS OF PRESENTATION (cont’d)

(b)

Going concern of operations (cont’d)

These financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.  These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.  The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the statement of financial position.

	October 31, 2011	January 31, 2011 (Note 16)

Working capital	$883,302	$1,528,588
Deficit	(27,255,267)	(24,258,765)

(c)

Basis of Measurement

The condensed interim financial statements have been prepared on the historical cost basis, except for financial instruments at fair value through profit or loss.

(d)

Functional and presentation currency

The condensed interim financial statements are presented in Canadian dollars. which is Company’s functional currency.

(e)

Critical accounting estimates and judgments

The preparation of the condensed interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions of accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTH PERIOD ENDED OCTOBER 31, 2011 and 2010

2.

BASIS OF PRESENTATION (cont’d)

(e)

Critical accounting estimates and judgments (cont’d)

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the Condensed Interim financial statements are as follows:

(i)

Recoverability of asset carrying values for equipment, vehicles and furniture

The declining balance depreciation method used reflects the pattern in which management expects the asset’s future economic benefits to be consumed by the Company.  The Company assesses its equipment, vehicles and furniture for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable, or at least, at every reporting period as described in Note 3(d).  Such indicators include changes in the Company’s business plans and evidence of physical damage.

(ii)

Share based payments

The Company has an equity-settled share-based compensation plan for directors, officers, employees and consultants.  Services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments at the date of grant, excluding the impact of any non-market vesting conditions.  The fair value of share options are estimated by using the Black-Scholes model on the date of grant based on certain assumptions.  Those assumptions are described in Note 8 of the annual financial statements and include, among others, expected volatility, expected life of the options and number of options expected to vest.

(iii)

Taxes

Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable income realized, including the usage of tax planning strategies.

(iv)

Exploration and evaluation assets

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Recovery of amounts indicated under mining properties and the related exploration and evaluation assets are subject to the discovery of economically recoverable reserves, the Company's ability to obtain the financing required to complete development and profitable future production or the proceeds from the sale of such assets.  At October 31, 2011, management determined that the net carrying value of mining properties represented the best estimate of their net recoverable value.  Significant assumptions and estimates used by management to determine the recoverable value are included in Note 3(c).

(v)

Reclamation and close down provision

The Company recognizes reclamation and close down provisions based on “Best Estimate” which can be based on internal or external costs.  Significant assumptions used by management to ascertain the provision are described in Note 3(e).

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTH PERIOD ENDED OCTOBER 31, 2011 and 2010

3.

SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently, to all periods presented in these financial statements.  The significant accounting policies adopted by the Company are as follows:

(a)

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated to functional currency at the rate of exchange at the reporting date and non-monetary items are translated using the exchange rate at the date of the transaction.  Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in the statement of profit or loss.

(b)

Cash and cash equivalents

Cash includes cash on hand and demand deposits.  Cash equivalents includes short-term, highly liquid investments that are readily convertible to known amounts of cash and have a maturity date of less than 90 days and are subject to an insignificant risk of change in value.

(c)

Mineral property interests and Exploration and evaluation assets

All costs related to the acquisition of mineral properties are capitalized as Mineral Property interest.  The recorded cost of mineral property interests is based on cash paid and the value of share consideration issued for mineral property interest acquisitions.

All pre-exploration costs, i.e. costs incurred prior to obtaining the legal right to undertake exploration and evaluation activities on an area of interest, are expensed as incurred.  Once the legal right to explore has been acquired, exploration and evaluation expenditures are capitalized in respect of each identifiable area of interest until the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.  Costs incurred include appropriate technical and administrative overheads.  Exploration and evaluation assets are carried at historical cost, less any impairment losses recognized.

When technical feasibility and commercial viability of extracting a mineral resource are demonstrable for an area of interest, the company stops capitalizing exploration and evaluation costs for that area, tests recognized exploration and evaluation assets for impairment and reclassifies any unimpaired exploration and evaluation assets either as tangible or intangible mine development assets according to the nature of the assets.  Mineral properties are reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value.  When a property is abandoned, all related costs are written off to operations.

(d)

Impairment

(i)

Financial assets

Financial assets are assessed at each reporting date to determine whether there is objective evidence that they are impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTH PERIOD ENDED OCTOBER 31, 2011 and 2010

3.

SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(d)

Impairment (cont’d)

(ii)

Non-financial assets

The carrying amounts of equipment are reviewed at each reporting date to determine whether there is any indication of impairment.

The carrying amounts of mining properties and exploration and evaluation assets are assessed for impairment only when indicators of impairment exist, typically when one of the following circumstances applies:

•

Exploration rights have / will expire in the near future;

•

No future substantive exploration expenditures are budgeted;

•

No commercially viable quantities discovered and exploration and evaluation activities will be discontinued;

•

Exploration and evaluation assets are unlikely to be fully recovered from successful development or sale. If any such indication exists, then the asset’s recoverable amount is estimated.

Mining properties and exploration and evaluation assets are also assessed for impairment upon the transfer of exploration and evaluation assets to development assets regardless of whether facts and circumstances indicate that the carrying amount of the exploration and evaluation assets is in excess of their recoverable amount.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit", or "CGU").  The level identified by the group for the purposes of testing exploration and evaluation assets for impairment corresponds to each mining property.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount.  Impairment losses are recognized in profit or loss.  Impairment losses recognized in respect of CGUs are allocated to the assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTH PERIOD ENDED OCTOBER 31, 2011 and 2010

3.

SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(e)

Reclamation and close down provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying value of the related mining asset.  The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location.  The discounted liability is adjusted at the end of each period to reflect the passage of time, based on the discount rates that reflect current market assessments and the risks specific to the liability, and changes in the estimated future cash flows underlying the obligation.

The Company also estimates the timing of the outlays, which is subject to change depending on continued operation or newly discovered reserves.

The periodic unwinding of the discount is recognized in earnings as a finance cost.  Additional disturbances or changes in restoration costs will be recognized as changes to the corresponding assets and asset retirement obligation when they occur.

(f)

Equipment, vehicles and furniture

Equipment, vehicles and furniture are recorded at cost.  Depreciation is calculated on the residual value, which is the historical cost of an asset less the allowances made.  Depreciation methods, useful life and residual value are reviewed at each financial year-end and adjusted, if appropriate.  The Company currently provides for depreciation annually as follows:

Automobile	30% declining balance
Computer equipment	30% to 45% declining balance
Office furniture and equipment	20% declining balance
Trailers	30% declining balance

(g)

Share based payments

The Company has an equity settled share based compensation plan.  The grant date fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as share based payments expense in statement of profit and loss and credited to contributed surplus within shareholders’ equity, over the vesting period of the stock options.

(h)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  The weighted average number of common shares outstanding for the period ended October 31, 2011 do not include the nil (2010 – nil) warrants outstanding and the 2,198,057 (2010 – 2,015,557) stock options outstanding as the inclusion of these amounts would be anti-dilutive.  Basic loss per share is calculated using the weighted-average number of common shares outstanding during the period.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTH PERIOD ENDED OCTOBER 31, 2011 and 2010

3.

SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(i)

Deferred income taxes

Deferred income taxes are recorded using the asset and liability method.  Under the asset and liability method, deferred tax assets and liabilities are recognized for the deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  A deferred tax asset is recognized for unused tax losses and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(j)

Financial Instruments

(i)

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired.  Management determines the classification of its financial assets at initial recognition.

Fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition.  Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded through the statement of comprehensive loss.  Cash and restricted cash are included in this category of financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are classified as current assets or non-current assets based on their maturity date, and are carried at amortized cost, using the effective interest method, less any impairment.  Loans and receivables are comprised of amounts receivable and security deposits and due from related parties.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date.  Financial assets are impaired when there is any objective evidence that a financial asset or group of financial assets is impaired.  Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial assets are de-recognized when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred.

Gains or losses related to impairment or de-recognition are recognized in the statement of comprehensive loss in the period in which they occur.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTH PERIOD ENDED OCTOBER 31, 2011 and 2010

3.

SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(j)

Financial Instruments (cont’d)

(ii)

Financial liabilities

The Company classifies its financial liabilities as other financial liabilities.  Management determines the classification of its financial liabilities at initial recognition.  Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost.  Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in the profit and loss statement over the period to maturity using the effective interest method.

Other financial liabilities include accounts payable and accrued liabilities, convertible debentures, and long term debt.

Financial liabilities are classified as current liabilities if payment is due within one year or less.  If not, they are presented as non-current liabilities.

(k)

Equity Instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issuance costs.

(l)

Leases

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases.  Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.  Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.  Leases in terms of which the Company does not assume substantially all the risks and rewards of ownership are classified as operating leases, which are recognised as an expense on a straight-line basis over the lease term.

(m)

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability.  The unwinding of the discount is recognized as a finance cost.

(n)

Finance costs

Finance costs comprise interest expense on borrowings and unwinding of the discount on provisions. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the income statement using the effective interest method.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTH PERIOD ENDED OCTOBER 31, 2011 and 2010

4.

RECENT ACCOUNTING PRONOUNCEMENTS

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financing Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2011 or later periods.  The Company has early adopted the amendments to IFRS 1 which replaces the references to a fixed date of ‘1 January 2004’ with ‘the date of transition to IFRSs’.  This eliminates the need for the Company to restate decrecognition transactions that occurred before the date of transition to IFRSs.  The amendment is effective for year-ends beginning on or after October 1, 2011; however, the Company has early adopted the amendment.  The impact of the amendment and early adoption is that the Company only applies IAS 39 derecognition requirements to the transactions that occurred after the date of transition.

The following new standards, amendments and interpretations that have not been early adopted in these interim financial statements, will or may have an effect on the Company’s future results and financial position:

•

IFRS 9 Financial Instruments

IFRS 9 was issued in November 2009 as the first step in a project to replace IAS 39, Financial Instruments: Recognition and Measurement.  IFRS 9 introduces new requirements for classifying and measuring financial assets that must be applied starting January 1, 2013, with early adoption permitted.  The IASB intends to expand IFRS 9 during the intervening period to add new requirements for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting.  The Company is currently assessing the impact of this standard.

The following new standard, amendments and interpretations that have not been early adopted in these interim financial statements will not have an effect on the Company’s future results and financial position:

•

IFRS 1: Severe Hyperinflation (effective for periods beginning on or after October 1, 2011)

•

IAS 12: Deferred Tax: Recovery of Underlying Assets (amendments to IAS 12 (effective for periods beginning on or after January 1, 2012)

•

Amendments to IFRS 9: Financial Instruments (effective for periods beginning on or after January 1, 2013).

5.

MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims.  The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, title to all of its interests are in good standing.  The mineral property interests in which the Company has committed to earn an interest are located in Canada.

Morrison claims, Canada	October 31, 2011	January 31, 2011

Balance, beginning and end of period	$ 4,832,500	$ 4,832,500

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTH PERIOD ENDED OCTOBER 31, 2011 and 2010

5.

MINERAL PROPERTY INTERESTS (cont’d)

Morrison claims

On April 19, 2004, the Company and Noranda Mining and Exploration Inc, “Noranda" (which was subsequently acquired by Falconbridge Limited, "Falconbridge", which was subsequently acquired by Xstrata LLP, "Xstrata”) signed an agreement whereby Noranda agreed to sell its remaining 50% interest to the Company such that the Company would have a 100% interest in the Morrison claims.  In order to obtain the remaining 50% interest, the Company agreed to:

i)

on or before June 19, 2004, pay $1,000,000 (paid to Noranda), issue 250,000 common shares  (issued to Noranda) and issue 250,000 share purchase warrants exercisable at $4.05 per share until June 5, 2006 (issued to Noranda);

ii)

pay $1,000,000 on or before October 19, 2005 (paid to Falconbridge);

iii)

pay $1,500,000 on or before April 19, 2007 (paid to Falconbridge); and

iv)

issue 250,000 common shares on or before commencement of commercial production.

In the event the trading price of the Company’s common shares is below $4.00 per share, the Company is obligated to pay, in cash, the difference between $1,000,000 and the average trading price which is less than $4.00 per share multiplied by 250,000 common shares.

The Company agreed to execute a re-transfer of its 100% interest to Falconbridge if the Company fails to comply with the terms of the agreement.  This re-transfer is held by a mutually acceptable third party until the final issue of shares has been made.

The Company has also acquired a 100% interest in certain mineral claims adjacent to the Morrison claims, subject to 1.5% NSR royalty.  On January 7, 2005, the Company signed an agreement to acquire an option for a 100% interest in additional claims in the Omineca District of B.C.  As consideration, the Company issued 45,000 common shares at a value of $180,000.

Hearne Hill claims

The Company held a 100% interest in the Hearne Hill claims located in the Omineca District of the Province of British Columbia (“B.C.”).  During the year ended January 31, 2006, management decided not to continue with the Hearne Hill claims and wrote off the property to operations.  The Hearne Hill claims were subject to a legal claim, which was settled in during the year ended January 31, 2009.  Pursuant to the settlement, the Company retains the right, title and interest in and to all claims that were the subject of the action, with the exception of Mineral Tenure No. 242812 (the “Hearne 1 Claim”) and Mineral Tenure No. 242813 (the “Hearne 2 Claim”), which were transferred to the plaintiff optionors.  No cash payment was made to the plaintiffs and all claims in the action have been dismissed.

Copper claims

The Company holds a 100% interest in certain mineral claims located in the Granisle area of B.C., subject to a 3% NSR royalty.  These claims are located near the Morrison claims.  The Company has met its requirements to maintain its recorded interest in the mineral claims with the Province of B.C. until 2016 and there are no other payments required until that year.  During the year ended January 31, 2005, management decided not to continue with these claims and therefore, the amounts were written-off to operations.

CUB claims

The Company holds a 100% interest in certain mineral claims located in the Granisle area of B.C., subject to a 3% NSR royalty.  These claims are located near the Morrison claims.  The Company has met its requirements to maintain its recorded interest in the mineral claims with the Province of B.C. until 2016 and there are no other payments required until that year.  During the year ended January 31, 2005, management decided not to continue with these claims and therefore, the amounts were written-off to operations.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTH PERIOD ENDED OCTOBER 31, 2011 and 2010

6.

EXPLORATION AND EVALUATION ASSETS

Morrison claims, Canada	Three month period ended October 31,		Nine Month period ended October 31,
	2011	2010	2011	2010

Balance, beginning of period	$ 23,332,097	$ 21,989,964	$ 22,664,614	$ 20,788,465

Exploration and evaluation costs
Additions
Depreciation	8	208	298	622
Staking and recording	-	833	-	833
Supplies and camp	4,500	4,693	13,695	13,893
Community consultation
Geological and geophysical	20	43	113	203
Sub-contracts and labour	4,875	4,500	16,425	93,538
Supplies and general	-	-	-	4,388
Travel	-	686	-	2,254
Environmental
Assays	23,357	9,394	55,053	34,656
Geological and geophysical	140,693	171,692	539,466	745,109
Promotion and education	-	4,796	766	4,796
Sub-contracts and labour	-	539	675	10,436
Supplies and general	3,860	10,356	21,515	90,804
Travel	2,527	4,215	2,527	6,779
Metallurgical
Assays	150	150	450	300
Geological and geophysical	3,099	2,850	8,780	3,550
Scoping/Feasibility study
Assays	-	-	-	10,064
Drilling	-	-	-	151,284
Geological and geophysical	-	-	-	18,584
Staking and recording	-	-	-	520
Sub-contracts and labour	73,882	100,281	264,474	317,031
Supplies and general	108	1,377	325	3,411
Travel	-	1,239	-	6,296

Total Exploration and evaluation costs for the period	$ 257,079	$ 317,852	$ 924,562	$ 1,519,351

Balance, end of period, October 31	$ 23,589,176	$ 22,307,816	$ 23,589,176	$ 22,307,816

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTH PERIOD ENDED OCTOBER 31, 2011 and 2010

7.

EQUIPMENT, VEHICLES AND FURNITURE

	Balance February 1, 2011	Additions for period	Disposals for period	Balance October 31, 2011

Trailers
Value at Cost	$ 25,000	$ -	$ -	$ 25,000
Accumulated Depreciation	(24,899)	(23)	-	(24,922)
Net book value	$ 101	$ (23)	$ -	$ 78

Automobile
Value at Cost	$ 80,160	$ -	$ (12,840)	$ 67,320
Accumulated Depreciation	(38,271)	(9,287)	11,281	(36,277)
Net book value	$ 41,889	$ (9,287)	$ (1,559)	$ 31,043

Office furniture and equipment
Value at Cost	$ 50,528	$ -	$ -	$ 50,528
Accumulated Depreciation	(43,809)	(1,008)	-	(44,817)
Net book value	$ 6,719	$ (1,008)	$ -	$ 5,711

Computer equipment
Value at Cost	$ 88,283	$ -	$ -	$ 88,283
Accumulated Depreciation	(73,284)	(4,985)	-	(78,269)
Net book value	$ 14,999	$ (4,985)	$ -	$ 10,014

Totals	$ 63,708	$ (15,303)	$ (1,559)	$ 46,846

	Balance February 1, 2010	Additions for period	Disposals for period	Balance January 31, 2011

Trailers
Value at Cost	$ 25,000	$ -	$ -	$ 25,000
Accumulated Depreciation	(24,856)	(43)	-	(24,899)
Net book value	$ 144	$ (43)	$ -	$ 101

Automobile
Value at Cost	$ 80,160	$ -	$ -	$ 80,160
Accumulated Depreciation	(20,317)	(17,954)	-	(38,271)
Net book value	$ 59,843	$ (17,954)	$ -	$ 41,889

Office furniture and equipment
Value at Cost	$ 50,528	$ -	$ -	$ 50,528
Accumulated Depreciation	(42,130)	(1,679)	-	(43,809)
Net book value	$ 8,398	$ (1,679)	$ -	$ 6,719

Computer equipment
Value at Cost	$ 84,045	$ 4,238	$ -	$ 88,283
Accumulated Depreciation	(63,015)	(10,269)	-	(73,284)
Net book value	$ 21,030	$ (6,031)	$ -	$ 14,999

Totals	$ 89,415	$ (25,707)	$ -	$ 63,708

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTH PERIOD ENDED OCTOBER 31, 2011 and 2010

8.

SHARE CAPITAL, SHARE BASED PAYMENTS AND CONTRIBUTED SURPLUS

Authorized:  100,000,000 common shares without par value

Share based payments

During the fiscal year ended January 31, 2004, the Company adopted an equity settled stock option plan whereby the Company can reserve approximately 20% of its outstanding shares for issuance to officers and directors, employees and consultants.  Under the plan, the exercise price of each option equals the market price of the Company’s stock as calculated on the date of grant.  These options can be granted for a maximum term of 10 years, and are subject to a vesting provision whereby 12.5% are exercisable on the date of the grant and 12.5% become exercisable every three months thereafter.  All options will be vested after twenty one months.

During the period ended October 31, 2011, 181,000 stock options (2010 - 372,500) with an exercise price of $5.33 (2010 - $4.07) were exercised for total proceeds of $964,750 (2010 - $1,517,500).

Stock option transactions are summarized as follows:

	for the Nine Months ended October 31
	2011		2010
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of period	2,008,057	$ 8.02	2,000,357	$ 7.34
Granted	1,014,827	7.42	387,700	7.70
Cancelled	(558,827)	10.40	-	-
Exercised	(181,000)	5.33	(372,500)	4.07
Expired	(85,000)	5.81	-	-

Outstanding, end of period	2,198,057	$ 7.44	2,015,557	$ 8.01

Options exercisable, end of period	1,340,511	$ 7.44	1,701,032	$ 8.10

Weighted average fair value per option granted		$ 3.48		$ 3.52

Weighted average remaining life of outstanding options granted in years		4.72		2.96

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTH PERIOD ENDED OCTOBER 31, 2011 and 2010

8.

SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

Stock options (cont’d)

The following stock options were outstanding at October 31, 2011:

Number of Options Outstanding	Number Currently Exercisable	Exercise Price	Expiry Date

617,530	617,530	$ 7.81	June 23, 2013
180,000	180,000	$ 5.75	July 13, 2014
385,700	289,275	$ 7.70	June 30, 2017
606,827	151,706	$ 7.44	May 16, 2018
408,000	102,000	$ 7.40	June 20, 2018

Share based payment expense

The fair value of stock options granted during the period ended October 31, 2011 was $3,530,914 (2010 – $1,364,869) which will be recognized as stock-based compensation over their vesting periods.

Total share based payments recognized during the period ended October 31, 2011 was $2,294,166 (2010 – $883,108) which has been recorded in the statements of operations as Share based payments with corresponding contributed surplus recorded in shareholders' equity.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the period:

May 16, 2011 & June 20, 2011

Risk-free interest rate	2.36%
Expected life of options	5 years
Annualized volatility	53.15%
Dividends	0.00%

Warrants

No share purchase warrants were outstanding at October 31, 2011 and 2010.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTH PERIOD ENDED OCTOBER 31, 2011 and 2010

9.

LOSS PER SHARE

The weighted average number of common shares outstanding for the period ended October 31, 2011 do not include the nil (2010 – nil) warrants outstanding and the 2,198,057 (2010 – 2,015,557) stock options outstanding as the inclusion of these amounts would be anti-dilutive.  Basic loss per share is calculated using the weighted-average number of common shares outstanding during the period.

	Nine month period ended October 31,
	2011	2010

Basic and diluted loss per common share	$ (0.25)	$ (0.13)

Weighted average number of common shares outstanding	12,105,282	11,726,968

10.

RELATED PARTY TRANSACTIONS AND AMOUNTS OWING TO

The Company entered into the following transactions with related parties:

		for the nine months ended October 31,
		2011			2010
		Fees paid or payable	Share based payments	Owed at period end	Fees paid or payable	Share based payments	Owed at period end

director for investor relations		$ 88,300	$ 290,834	$ 5,384	$ 93,530	$ 110,960	$ 7,281
director for investor relations		99,000	306,851	8,576	99,000	110,960	12,920
director for consulting services	(a)	72,000	306,851	4,624	72,000	110,960	4,480
spouse of a director	(b)	312	9,721	-	1,092	225	-
officer of the company	(c)	25,208	152,409	2,554	24,818	34,724	1,604

		$284,820	$1,066,666	$21,138	$ 290,440	$ 367,829	$ 26,285

a)

fees for project management services which have been capitalized to subcontracts on the Morrison claims and stock based payments which have been allocated to operating expenses.

b)

wages for administrative assistant services which have been capitalized to subcontracts on the Morrison claims and stock based payments which have been allocated to operating expenses.

c)

for accounting and management services.

These transactions were in the normal course of operations.  The amounts owing are non-interest bearing, unsecured and have no fixed terms of repayment.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTH PERIOD ENDED OCTOBER 31, 2011 and 2010

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	October 31, 2011	October 31, 2010

Non-cash transactions were as follows:
deferred exploration expense recorded as accounts payable	$ 218,002	$ 214,289
deferred exploration expense recorded as owing to related parties	$ 4,827	$ 6,367
recorded Depreciation expense on property and equipment as Exploration and evaluation assets	$ 298	$ 622

12.

SEGMENTED INFORMATION

The Company has determined that it had only one operating segment, i.e. mining exploration.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at October 31, 2011 and 2010, the Company’s assets are all located in Canada (Notes 5 and 7).

13.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company's financial instruments include cash and cash equivalents, receivables and deposits, and accounts payable and accrued liabilities and reclamation deposits.  The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity.

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company's activities.  The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company's exposure to each of the above risks and the Company's objectives, policies and processes for measuring and managing these risks.  Further quantitative disclosures are included throughout these financial statements.  The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Board has implemented and monitors compliance with risk management policies.

(a)  Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.  The Company's accounts receivable primarily relates to Harmonized Sales Tax input tax credits and accrued interest. Accordingly, the Company views credit risk on accounts receivable as minimal.

(b)  Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due.  The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation.

The Company anticipates it will have adequate liquidity to fund its financial liabilities through cash on hand and future equity contributions.

As at October 31, 2011, the Company's financial liabilities were comprised of accounts payable and accrued liabilities which have a maturity of less than one year.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTH PERIOD ENDED OCTOBER 31, 2011 and 2010

13.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont’d)

(c)  Market risk

Market risk consists of currency risk, commodity price risk and interest rate risk.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

(i)

Currency risk--Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates.  Although the Company is considered to be in the exploration stage and has not yet developed commercial mineral interests, the underlying market prices in Canada for minerals are impacted by changes in the exchange rate between the Canadian and United States dollar.  As most of the Company's transactions are denominated in Canadian dollars, the Company is not exposed to foreign currency exchange risk at this time.

(ii)

Commodity price risk--Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices.  Commodity prices for minerals are impacted by world economic events that dictate the levels of supply and demand as well as the relationship between the Canadian and United States dollar, as outlined above.  As the Company has not yet developed commercial mineral interests, it is not exposed to commodity price risk at this time.

(iii)

Interest rate risk--Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  As the Company has no debt or interest-earning investments, it is not exposed to interest rate risk at this time.

14.

CONTINGENCY

During the fiscal year ended January 31, 2011, the Company was served with a Notice of Civil Claim by Rescan Environmental Services Ltd. (Rescan).  The claim stems from Rescan’s demand for payment of $191,997.54 in outstanding invoices, which the Company disputes.  The Company filed its Response to the Notice of Civil Claim served by Rescan in September 2010.  The Company has filed a Counterclaim against Rescan seeking damages for professional negligence, misrepresentation, and breach of contract. Subsequent to the end of the fiscal year, Rescan submitted an amended response to the counterclaim.  Substantially all of the outstanding invoice amounts claimed by Rescan have been paid into trust with the Company's solicitors pending resolution of this claim.  The ultimate liability or recovery, if any, arising from this claim is not presently determinable and will be recorded at the time of that determination.

15.

EVENTS AFTER REPORTING DATE

Subsequent to the end of the period, the Company has not issued any shares, granted any options or announced any private placements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTH PERIOD ENDED OCTOBER 31, 2011 and 2010

16.

TRANSITION TO IFRS

For all periods up to and including January 31, 2011, the Company prepared its financial statements in accordance with Canadian GAAP.  These financial statements for the nine month period ended October 31, 2011 are the third quarterly financial statements that comply with IFRS as expected to be in effect as at January 31, 2012, as detailed in the accounting policies described in Note 3.  In preparing these financial statements, the Company's opening statement of financial position was prepared as at February 1, 2010, the Company's date of transition to IFRS.

This note explains the principal adjustments made by the Company in restating its Canadian GAAP consolidated statements of financial position as at February 1, 2010 and its previously published Canadian GAAP financial statements for the year ended January 31, 2011 and period ended October 31, 2010.

The transition from Canadian GAAP to IFRS had no impact on cash flows generated by the Company.  Therefore, a reconciliation of cash flows has not been presented.

The Company has elected to apply the following optional exemptions from full retrospective application:

(i)

Share-based payments

IFRS2, Share-based Payments ("IFRS 2"), encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the transition date.  The Company elected to avail itself of the exemption provided under IFRS 1 and applied IFRS 2 for all equity instruments granted after November 7, 2002 that had not vested by its transition date.

Under Canadian GAAP, awards with graded vesting provisions are treated as a single award for both measurement and recognition purposes.  IFRS 2 requires that such awards be treated as a series of individual awards, with compensation measured and recognized separately for each vesting of options within a grant that has a different vesting date.

The adjustments for IFRS2 on the share based payments (previously called stock based compensation expense) and contributed surplus results in a change of balances as follows:

	Contributed Surplus increase/(decrease)	Operating expense/ Deficit (increase)/decrease
For periods ended January 31, 2010	$ 329,275	$ (329,275)
Impact for period ended October 31, 2010	168,908	(168,908)
As at October 31, 2010	$ 498,183	$ (498,183)

	Contributed Surplus increase/(decrease)	Operating expense/ Deficit (increase)/decrease
For periods ended January 31, 2010	$ 329,275	$ (329,275)
Impact for period ended January 31, 2011	169,207	(169,207)
As at January 31, 2011	$ 498,482	$ (498,482)

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTH PERIOD ENDED OCTOBER 31, 2011 and 2010

16.

TRANSITION TO IFRS (cont’d)

Reconciliation of statement of financial position as at February 1, 2010

	Canadian GAAP as at February 1, 2010	Effect of Transition to IFRS	IFRS

ASSETS
Current Assets	$ 3,459,576	$ -	$ 3,459,576
Mineral property interests	4,832,500		4,832,500
Exploration and evaluation assets	20,788,465		20,788,465
Equipment, vehicles and furniture	89,415		89,415
Reclamation deposits	123,600		123,600

Total assets	$ 29,293,556	$ -	$ 29,293,556

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 606,163	$ -	$ 606,163
Amounts owing to related parties	22,873		22,873

	629,036	-	629,036

Shareholders' equity
Share Capital	45,489,248		45,489,248
Contributed surplus	4,984,847	329,275	5,314,122
Deficit	(21,809,575)	(329,275)	(22,138,850)

	28,664,520	-	28,664,520

Total liabilities and shareholders’ equity	$ 29,293,556	$ -	$ 29,293,556

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTH PERIOD ENDED OCTOBER 31, 2011 and 2010

16.

TRANSITION TO IFRS (cont’d)

Reconciliation of statement of financial position as at October 31, 2010

	Canadian GAAP as at October 31, 2010	Effect of Transition to IFRS	IFRS

ASSETS
Current assets	$ 2,453,162	$ -	$ 2,453,162
Mineral property interests	4,832,500		4,832,500
Exploration and evaluation assets	22,307,816		22,307,816
Equipment, vehicles and furniture	67,672		67,672
Reclamation deposits	123,600		123,600

Total assets	$ 29,784,750	$ -	$ 29,784,750

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 244,287	$ -	$ 244,287
Amounts owing to related parties	26,285		26,285

	270,572	-	270,572

Shareholders' equity
Share Capital	47,307,973		47,307,973
Contributed surplus	5,397,822	498,183	5,896,005
Deficit	(23,191,617)	(498,183)	(23,689,800)

	29,514,178	-	29,514,178

Total liabilities and shareholders’ equity	$ 29,784,750	$ -	$ 29,784,750

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTH PERIOD ENDED OCTOBER 31, 2011 and 2010

16.

TRANSITION TO IFRS (cont’d)

Reconciliation of statement of comprehensive loss for the nine month period ended October 31, 2010

	Canadian GAAP as at October 31, 2010	Effect of Transition to IFRS	IFRS

OPERATING EXPENSES
Consulting fees-Share based payments	$ 162,629	$ 19,909	$ 182,538
Depreciation	21,121	-	21,121
Directors fees	10,500	-	10,500
Directors fees-Share based payments	338,120	101,678	439,798
Filing and transfer agent fees	63,313	-	63,313
Foreign exchange (gain)loss	6,485	-	6,485
Finance income	(10,118)	-	(10,118)
Investor relations–related party	192,530	-	192,530
Investor relations fees-Share based payments	185,219	36,701	221,920
Office and miscellaneous	56,328	-	56,328
Office rent	64,263	-	64,263
Professional fees	126,371	-	126,371
Professional fees-Share based payments	24,677	10,047	34,724
Shareholder information and promotion	61,529	-	61,529
Telephone	12,733	-	12,733
Travel	35,808	-	35,808
Wages and benefits	26,979	-	26,979
Wages and benefits-Share based payments	3,555	573	4,128

Loss from operations	(1,382,042)	(168,908)	(1,550,950)

Income tax expense	-	-	-

Loss and comprehensive loss for the period	(1,382,042)	(168,908)	(1,550,950)

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTH PERIOD ENDED OCTOBER 31, 2011 and 2010

16.

TRANSITION TO IFRS (cont’d)

Reconciliation of statement of financial position as at January 31, 2011

	Canadian GAAP as at January 31, 2011	Effect of Transition to IFRS	IFRS

ASSETS
Current assets	$ 1,911,368	$ -	$ 1,911,368
Mineral property interests	4,832,500		4,832,500
Exploration and evaluation assets	22,664,614		22,664,614
Equipment, vehicles and furniture	63,708		63,708
Reclamation deposits	123,600		123,600

Total assets	$ 29,595,790	$ -	$ 29,595,790

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 355,451	$ -	$ 355,451
Amounts owing to related parties	27,329		27,329

	382,780	-	382,780

Shareholders' equity
Share Capital	47,367,605		47,367,605
Contributed surplus	5,605,688	498,482	6,104,170
Deficit	(23,760,283)	(498,482)	(24,258,765)

	29,213,010	-	29,213,010

Total liabilities and shareholders’ equity	$ 29,595,790	$ -	$ 29,595,790

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE NINE MONTH PERIOD ENDED OCTOBER 31, 2011 and 2010

16.

TRANSITION TO IFRS (cont’d)

Reconciliation of statement of comprehensive loss for the year ended January 31, 2011

	Canadian GAAP as at January 31, 2011	Effect of Transition to IFRS	IFRS

OPERATING EXPENSES
Consulting fees-Share based payments	$ 211,290	$ 15,390	$ 226,680
Depreciation	29,115	-	29,115
Directors fees	12,500	-	12,500
Directors fees-Share based payments	446,285	105,103	551,388
Filing and transfer agent fees	66,360	-	66,360
Foreign exchange (gain)loss	7,102	-	7,102
Finance income	(14,610)	-	(14,610)
Investor relations–related party	255,864	-	255,864
Investor relations fees-Share based payments	239,301	38,414	277,715
Office and miscellaneous	81,822	-	81,822
Office rent	85,487	-	85,487
Professional fees	313,395	-	313,395
Professional fees-Share based payments	33,887	9,534	43,421
Shareholder information and promotion	85,949	-	85,949
Telephone	17,542	-	17,542
Travel	46,250	-	46,250
Wages and benefits	28,734	-	28,734
Wages and benefits-Share based payments	4,435	766	5,201

Loss from operations	(1,950,708)	(169,207)	(2,119,915)

Income tax expense	-	-	-

Loss and comprehensive loss for the year	(1,950,708)	(169,207)	(2,119,915)